SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EBITDA reaches R$ 838 million in 3Q09

Thermoplastic resins sales grew 10% in the domestic market

São Paulo, Brazil, November 3, 2009 – BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces today its results for the third quarter of 2009 (3Q09). With the merger of the Petroquímica Triunfo assets in May 2009, this release is based on pro-forma consolidated information that includes 100% of the results from this new asset for all periods stated. In accordance with CVM Instruction 247, these figures also consider the proportional consolidation of the interest in Cetrel S.A. - Empresa de Proteção Ambiental. The quarterly information was reviewed by independent external auditors.

On September 30, 2009, the Brazilian real/U.S. dollar exchange rate was R$ 1.7781/US$ 1.00.

According to Braskem CEO Bernardo Gradin:

“Braskem has shown flexibility in production and inventories adjustments in a period of crisis, and similarly responded to the opportunities from the fast recover of the domestic and international markets, supporting its Customers and the Value Chain. In a year that began full of challenges, most notably in terms of demand for petrochemicals, Braskem ended the 3Q09 with EBITDA1 of R$838 million and EBITDA margin of 20.7% . Year to date EBITDA has already reached nearly US$1 billion. Contributed to the overcoming the excellent recovery of domestic demand, especially for PP and PVC in recent months, the higher-than-expected international price scenario for resins and basic petrochemicals, the personal dedication of the entire team in their relationship with the Customer and the optimization of productivity and operational efficiency. The industry current scenario continues to require caution and attention to overcome the challenges posed by the down cycle announced for 2010 and 2011. In this context, Braskem remains committed to generating sustainable results for its Shareholders, the satisfaction of its Customers and the competitiveness of the production chain, and remains determined in its strategy to pursue growth opportunities that support the Company’s growing profitability through access to competitive feedstock and attractive consumer market.”

1. 3Q09 HIGHLIGHTS:

1.1 Resin sales volume grows 10% in the quarter:

The third quarter was marked by continued recovery in Brazilian resin demand, which grew 9% compared to 2Q09. Meanwhile, Braskem’s domestic resin sales increased 10%, led by PP and PVC, which posted growth of 15% and 17%, respectively. The company also registered a record high for PP sales in a single quarter, with domestic sales volume of 202 kton.

1.2 Net revenue in U.S. dollar up 22% to US$ 2.2 billion:

The continued strong performance of the domestic market, driven by a recovery in prices for both resins and basic petrochemicals, supported net revenue growth of 22% on the prior quarter to US$ 2.2 billion in 3Q09. In Brazilian real and in the same comparison period, net revenue grew by 10% to R$ 4.0 billion.

_________________________
1 EBITDA may be defined as earnings before the net financial result, income and social contribution taxes, depreciation, amortization and non-operating income. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with Brazilian Corporation Law or U.S. Generally Accepted Accounting Principles (US GAAP), and may be defined and calculated differently by other companies.

For further information, visit our IR website at www.braskem.com.br/ri or contact our IR Team:
Luciana Ferreira	Roberta Varella	Cintia Watai	Marina Dalben
IRO	IR Manager	IR Specialist	IR Analyst
Phone: (+55 11) 3576 9178	Phone: (+55 11) 3576 9266	Phone: (+55 11) 3576 9615	Phone: (+55 11) 3576 9716
luciana.ferreira@braskem.com.br	roberta.varella@braskem.com.br	cintia.watai@braskem.com.br	marina.dalben@braskem.com.br

1.3 Braskem operates at full capacity and sets new production records in the quarter:

Braskem’s crackers continued to operate at full capacity, with an average utilization rate of 97%. In 3Q09, the Company once again registered record ethylene production at the crackers located in the Camaçari Complex, in the state of Bahia. Resins plants also operated at full capacity in the quarter, led by PP, which set a record for quarterly production with utilization rate of 98%.

1.4 EBITDA of R$838 million, with EBITDA margin of 20.7%:

Braskem recorded EBITDA of R$838 million in 3Q09, exceeding expectations and posting EBITDA margin (i.e., in relation to net revenue) of 20.7%, 5.4 p.p. higher than in 2Q09 and in line with the levels posted in 2004. The continued growth in domestic thermoplastic demand and the higher prices for resins and basic petrochemicals in both local and export markets led to an increase of 48% in EBITDA over last quarter.

1.5 Fixed costs reduction reached R$ 98 million:

Braskem has maintained its commitment to reduce its fixed costs and in the first nine months of 2009 General and Administrative expenses (G&A) were R$ 98 million lower, a decrease of 19% over the same period of last year.

1.6 Spin-off of subsidiary QuantiQ and creation of distributor Varient:

The spin-off of QuantiQ2’s polymer unit on September 1, 2009 resulted in the creation of Varient, Braskem’s new resin distributor. Braskem believes the new structure will create more value for clients and to the business by focusing and specializing in thermoplastic resin sales. QuantiQ will remain responsible for the distribution of chemicals and specialty chemicals, which are not part of Braskem's operational focus.

1.7 Negotiations advance for the supply of ethanol feedstock:

Braskem is currently negotiating contracts for approximately 60% of the ethanol needed to supply its ETBE and green ethylene (Green PE) plants. Today, Braskem has the capacity to consume 230,000 m³ of ethanol per year. The new green ethylene plant, located at the Triunfo petrochemical complex, will consume additional 460,000 m³ of ethanol per year.

1.8 Bahia’s Government signed agreement regarding ICMS (VAT Tax) on naphtha:

On October 28, 2009, Bahia’s Government published Decree 11,807 ruling over ICMS (VAT Tax) on naphtha acquired in the local market. The Decree establishes a gradual reduction in ICMS tax rate as of November 2009 reaching full deferral in April 2011. For imported naphtha, current deferral is at 65% and will be 100% as of March 2011. This is one more step towards the monetization of ICMS accumulated credits as explained on Note 9(a) of the 3Q09 Interim Financial Statements.

1.9 Conservative policy for use of derivative instruments:

With the objective of protecting its cash flow and reducing volatility in the financing of its working capital and investment programs, Braskem adopts market and credit risk management procedures that are aligned with its Financial Management Policy and Risk Management Policy, which were approved by the Board of Directors. In this context, Braskem holds no target forward operations or operations involving other similar derivatives. With practically 100% of its revenue directly or indirectly pegged to the variation in the U.S. dollar and a large portion of its costs pegged to the same currency as well, the company believes that maintaining a significant portion of its debt also in U.S. dollar creates a natural hedge. This position is based on the principle that the company’s debt should always be denominated in the same currency as its cash flow. To protect cash flow in the short term, Braskem seeks to match the maturities of its dollar-denominated liabilities with its dollar-denominated revenue plus its cash investments in the same currency.

At the close of September 2009, the company held three derivative transactions for hedging purposes with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities protected. Therefore, in a given scenario, any negative or positive adjustments in derivative positions will be offset by positive or negative adjustments in the protected assets and liabilities.

____________________________
2 QuantiQ is the former Ipiranga Química

The main financial indicators in the period are presented below:

Key Indicators	Unit	3Q09 (A)	2Q09 (B)	3Q08 (C)	Change % (A/B)	Change % (A/C)	9M09 (D)	9M08 (E)	Change % (D/E)
Net Revenue	R$ million	4,047	3,688	5,094	10	(21)	10,995	14,268	(23)
EBITDA	R$ million	838	566	726	48	15	1,861	1,909	(2)
EBITDA Margin	%	20.7%	15.3%	14.2%	5.4 p.p.	6.5 p.p.	16.9%	13.4%	3.5 p.p.
Net Profit / Loss	R$ million	645	1,156	(819)	(44)	-	1,810	(319)	-

2. OPERATING PERFORMANCE:

2.1 Quarterly Performance of the Polymers Unit

The international market registered strong demand and higher resin prices by the end of August, when the upward trend was reversed due to: (i) the volatility in raw material prices, (ii) new capacities coming on stream in Asia, (iii) the seasonal slowdown in Chinese demand, and (iv) the inventory reduction in Asia.

The Brazilian market continued to present a sustainable growth in demand3 for thermoplastic resins (PE’s, PP and PVC), which increased by 9% versus 2Q09. In relation to the third quarter of last year, the local market grew 7%, reflecting the recovery in practically all industries related to plastics consumption. The prices in Brazilian real, even with the currency appreciation, presented an increase when compared to the previous quarter.

Braskem's domestic PE’s and PP sales in the quarter increased by 3% and 15%, respectively, in relation to the second quarter of this year. The higher sales volume is explained by: (i) mainly, the continued improvement of domestic demand; (ii) the development of new applications and substitution of materials; (iii) and the higher seasonal demand in the quarter. The good performance of PP reflects the solid performance of practically all sectors of application, such as disposables, toys, automotive, etc, as well as the seasonal increase in demand from agribusiness sector. In the case of PE, the continued strong performance of consumer-goods sectors led to higher sales volume. In relation to 3Q08, PE’s and PP sales grew by 1% and 17%, respectively.

Meanwhile, domestic PVC sales followed the stronger domestic demand, posting growth of 17% over the 2Q09. The higher sales volume was mainly driven by the recovery of the sectors related to construction, such as tubes and fittings, and by the continued strong demand from sectors related to consumer goods, such as food, footwear, wires and cables, among others. In relation to 3Q08, PVC sales contracted by 4%. Domestic sales recovery and market growth allowed Braskem to maintain the market share of 53%4 in the 3Q09.

The recovery in domestic sales led to a 16% drop in relation to 2Q09 in Braskem’s resin exports, which totaled 227 kton in the quarter.

Total resin sales volume stood at 844 kton in the quarter, growth of 1% in relation to 2Q09 and of 11% when compared to the same period of last year. The recovery in the domestic market and export opportunities allowed the plants to operate at high utilization rates, leading to production of 857 kton, up 6% on 2Q09 and 5% against 3Q08.

The trajectory of the capacity utilization rates for the main products of Braskem consolidated is shown below:

_________________________
3 Demand was measured based on the company’s internal estimates, since the Brazilian Chemical Manufacturers’ Association (Abiquim) did not publish figures for apparent consumption in Brazil’s thermoplastic resin market in 3Q09.
4 Estimated based on the Abiquim report (Coplast).

* Includes Paulínia production since September 2008.

2.2 Year-to-date performance of the Polymer Unit

Brazilian thermoplastic resins demand in the first nine months of the year contracted by some 5% in relation to the same period of 2008. The recovery in the market, which began at the end of the first quarter and intensified in 3Q09, may be sufficient to offset the weak demand at the start of the year, which was strongly impacted by the global economic recession, leading to demand in the year of around 4.2 million tons, in line with 2008.

In relation to the first nine months of 2008, Braskem's domestic PE sales fell by 10%, while PP sales have already reversed the downward trend, posting growth of 2%. Regarding PVC, sales dropped by 12%, still negatively affected by the weak performance in 1Q09.

The lower domestic demand in early 2009 and efforts to normalize inventories through opportunities in the international market led resin exports to grow by 62% on the prior year to 760 kton.

Performance (tons) Thermoplastic Resins	3Q09 (A)	2Q09 (B)	3Q08 (C)	Change% (A)/ (B)	Change% (A)/ (C)	9M09 (D)	9M08 (E)	Change% (D)/ (E)

Sales - Domestic Market
. PE´s	275,205	267,724	271,981	3	1	774,449	858,242	(10)
. PP	201,607	174,618	172,316	15	17	511,227	502,833	2
. PVC	139,826	119,514	141,888	17	(1)	336,337	382,019	(12)
. Total Resins	616,638	561,856	586,186	10	5	1,622,013	1,743,095	(7)
Sales - Export Market
. PE´s	170,270	207,424	136,055	(18)	25	545,361	383,679	42
. PP	56,509	49,912	30,328	13	86	174,345	69,925	149
. PVC	300	14,000	5,466	(98)	(95)	40,113	16,324	146
. Total Resins	227,079	271,336	171,848	(16)	32	759,818	469,927	62
Total Sales
. PE´s	445,475	475,148	408,036	(6)	9	1,319,810	1,241,921	6
. PP	258,116	224,530	202,644	15	27	685,572	572,758	20
. PVC	140,126	133,514	147,353	5	(5)	376,450	398,343	(5)
. Total Resins	843,717	833,192	758,034	1	11	2,381,831	2,213,022	8
Production
. PE´s	471,434	459,500	466,590	3	1	1,288,627	1,265,043	2
. PP	257,904	227,733	210,572	13	22	664,514	549,995	21
. PVC	127,963	120,260	139,518	6	(8)	347,326	399,457	(13)
. Total Resins	857,301	807,493	816,679	6	5	2,300,467	2,214,495	4

2.3 Basic Petrochemicals Performance

As occurred with resins, the third quarter scenario was marked by a recovery in international basic petrochemical prices in relation to 2Q09, reflecting: (i) limited operating rates at petrochemical complexes in Europe (scheduled and unscheduled stoppages), Middle East and China (due to operational problems); (ii) stronger demand; and (iii) higher naphtha prices, which followed the level and volatility of oil prices.

The competitiveness of natural gas over naphtha has led producers capable of using different feedstocks in their production processes to favor the use of lighter products (e.g., ethane, butane), limiting the supply of cracker co-products, such as propylene, butadiene and BTX, which maintained upward price trends until August. Lower raw material prices and uncertainty in downstream demand led prices to fall in September.

Braskem’s crackers continued to operate at full capacity, with an average utilization rate of 97%, supported by the stronger performance of the 2nd and 3rd generation producers in the domestic market, the continued capture of opportunities in the international market and the higher efficiency of our assets. In the quarter, Braskem set a new ethylene production record at its crackers in Camaçari, Bahia. Ethylene production volume in the quarter was 620 kton, growing by 5% and 2% on 2Q09 and 3Q08, respectively. Year to date, ethylene production volume was 1,664 kton, a 1% growth over the same period of 2008.

Ethylene and propylene sales remained stable in relation to 2Q09 at 214 kton, reflecting the recovery in utilization rates at the petrochemical complexes. In relation to 3Q08, sales grew by 25%, reflecting the higher propylene export volume and the lower volume of transfers between Braskem’s units.

In the case of aromatics, total BTX sales posted growth of 6% in the quarter. The window of opportunity in the export market associated with an unscheduled stoppage in 2nd generation operations at the Southern Petrochemical Complex led to a higher volume of benzene being directed to the export market, with benzene exports growing by 32% versus 2Q09.

The continued recovery in demand and prices in the international market combined with high capacity utilization rates led to a year-on-year increase of 20% in total ethylene and propylene sales in the first nine months of the year. BTX sales also increased by 20% in the same period.

Performance (tons) Basic Petrochemicals	3Q09 (A)	2Q09 (B)	3Q08 (C)	Change% (A)/ (B)	Change% (A)/ (C)	9M09 (D)	9M08 (E)	Change% (D)/ (E)
Sales - Domestic Market
. Ethylene	78,437	72,677	67,655	8	16	207,195	191,260	8
. Propylene	101,566	92,068	102,819	10	(1)	272,284	291,887	(7)
. BTX*	117,792	137,727	91,120	(14)	29	360,305	264,124	36
Sales - Export Market
. Ethylene	-	-	-	-	-	-	-	-
. Propylene	33,577	47,898	-	(30)	-	98,371	-	-
. BTX*	141,441	107,452	128,582	32	10	355,943	330,551	8
Total Sales
. Ethylene	78,437	72,677	67,655	8	16	207,195	191,260	8
. Propylene	135,143	139,966	102,819	(3)	31	370,655	291,887	27
. BTX*	259,233	245,179	219,701	6	18	716,248	594,675	20
Production
. Ethylene	620,193	588,998	605,771	5	2	1,663,561	1,653,459	1
. Propylene	315,866	297,865	307,622	6	3	829,867	820,740	1
. BTX*	270,522	247,556	234,468	9	15	721,851	647,055	12

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

3. FINANCIAL PERFORMANCE:

3.1 Net Revenue

Braskem posted net revenue in the quarter of US$ 2.2 billion, 22% higher than in the previous quarter. The effects of naphtha and condensate resale for processing at Refap and Refinaria Riograndense remained stable between the quarters. In Brazilian real, excluding or not this effect, net revenue in the quarter grew by 10% to R$4.0 billion.

Net revenue growth was chiefly driven by: (i) the recovery in domestic resin demand, with growth of 10% in domestic resin sales; (ii) higher domestic and international resin prices; (iii) increases in basic petrochemical prices in both the domestic and international markets, especially for propylene, butadiene and benzene, which combined contributed R$260 million to total net revenue growth over the previous quarter.

Export revenue in the quarter was US$579 million (27% of net revenue), up 7% from US$542 million in 2Q09 (31% of net revenue). This performance was basically due to better international prices and the increase in BTX export volumes.

Compared with 3Q08, net revenue in U.S. dollar in the quarter was down 29%, mainly due to the lower international prices in the period, which was partially offset by the growth in total sales volumes of both resin and basic petrochemicals. On the same comparison basis, export revenue in the 3Q09 accounted for 27% of net revenue, compared with 25% in 3Q08.

The variations in overall net revenue in these two quarters are shown below:

Sales to South America, North America and Europe accounted for 84% of exports in 3Q09, supported by Braskem's intensified efforts at its commercial offices in these regions. The highlight was the recovery in the regional market and the higher sales to South America, which grew by 3 p.p. compared to 2Q09. In this market, Braskem is able to practice prices similar to those in the domestic market. The downturn in sales to Asia reflects the growth in domestic sales and the focus on markets that offer higher profitability for the Company.

In the 9M09, Braskem’s net revenue totaled R$11.0 billion, or US$5.4 billion, which represented a 23% drop compared to the first nine months of 2008. The contraction in net revenue basically reflects the lower prices versus last year and the lower volume of domestic PE’s and PVC sales.

In 3Q09, thermoplastic resin sales accounted for 58% of net revenue (ex-condensate processing and QuantiQ’s sales).

3.2 Cost of Goods Sold (COGS)

Braskem's cost of goods sold (COGS) was R$3.1 billion in 3Q09, a 1% increase on the previous quarter. The higher operational efficiency, resulting from the modernizations carried out during scheduled maintenance stoppages in 2008 and the high utilization rates, associated with the program to reduce fixed expenses and energy efficiency made positive contributions in the period, minimizing the impacts from the increase in naphtha prices and higher sales volume.

In relation to 3Q08, COGS declined by 28%, reflecting the lower operating and naphtha costs, given the decline in the average international naphtha price of 38% between the two periods.

The average price of naphtha ARA in the quarter was US$598/t, up 22% on 2Q09. Braskem acquires the bulk of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North Africa, Argentina and Venezuela.

Year to date, COGS was R$9.0 billion, down 26% from R$12.1 billion in the same nine-month period of 2008. This reduction was mainly driven by the relative decrease in naphtha prices in comparison to the same period of 2008. The average price of naphtha ARA, which in the first nine months of 2008 was US$932/t, fell to US$490/t in the same period of this year, representing a reduction of 47%.

3.3 Selling, General and Administrative Expenses (SG&A)

In 3Q09, Selling, General and Administrative (SG&A) expenses were R$293 million, down by 7% in relation to 3Q08. In relation to 2Q09, SG&A increased by R$6 million.

In the first nine months of the year, SG&A expenses decreased R$ 67 million or 8% over the 9M08, reflecting the Company’s commitment to its strategy of maintaining costs and expenses within parameters that ensure its global competitiveness.

Selling expenses in 3Q09 were R$134 million, in line with the previous quarter. Compared to 3Q08, selling expenses increased R$3 million. Year to date, the increase in sales volume, mainly resins exports, led to an increase of 9% in sales expenses compared to the same period of last year.

General and Administrative Expenses in the quarter were R$159 million, increasing R$6 million from 2Q09, basically reflecting the R$10 million increase in the provision for the 2009 profit-sharing program. In relation to 3Q08, G&A expenses decreased by 11%, mainly due to the focus on fixed cost reduction since the beginning of the year. In 9M09, G&A expenses declined by 19% or R$98 million in relation to the same period of 2008.

3.4 EBITDA

Braskem’s consolidated EBITDA in 3Q09 was R$838 million, representing a 48% increase over 2Q09, mainly owing to: (i) higher resin sales volume in the domestic market, (ii) higher prices in the domestic and international markets, (iii) the continued strong performance of basic petrochemicals, and (iv) improved operational efficiency. Excluding the impact from the non-recurring adjustment of R$36.3 million in 2Q09 related to the recognition of penalties credits involving supply agreements, EBITDA growth in Brazilian real terms was 58%. EBITDA margin in 3Q09 stood at 20.7%, compared with 15.3% in the previous quarter. In U.S. dollar terms, EBITDA in the quarter was US$449 million, or 65% higher than in 2Q09.

When compared against 3Q08, EBITDA in Brazilian real grew by 15% in 3Q09, reflecting the reductions in both fixed and variable costs. In U.S. dollar, this growth was 3%.

Year-to-date EBITDA was R$1,861 million, down R$48 million on the same nine-month period of 2008. On the other hand, the Company's profitability in the period was 16.9%, versus 13.4% a year earlier. In U.S. dollar terms, EBITDA year to date was US$920 million, declining by US$212 million on the same nine-month period of 2008, reflecting the stronger Brazilian real in 2009.

3.5 Net Financial Result

In 3Q09, the financial result was a net financial income of R$243 million, compared to an income of R$1,192 million in 2Q09. This variation reflects the depreciation of 9%5 in the dollar against the real in the quarter, compared to a depreciation of 16%5 in 2Q09. In relation to 3Q08, the net financial result improved by R$1,851 million, also due to the depreciation in the dollar, with a positive impact of R$ 636 million compared to a negative impact of R$ 1.330 million in 3Q08, due to dollar appreciation of 20%5 in the same quarter of 2008.

Since Braskem holds net exposure to the U.S. dollar (in other words, more dollar-pegged liabilities than dollar-pegged assets), any shift in the path of the exchange rate has an impact on the accounting financial result. On September 30, 2009, this net exposure was: 65% of debt and approximately 45% of suppliers, which were partially offset by 27% of accounts receivable and 41% of cash. Given its heavily dollarized operational cash flow, Braskem considers this exposure adequate. Practically 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate, and most of its costs are also pegged to this currency.

It is important to note that foreign exchange variation has no direct effects on the Company's cash position in the short term. This amount represents the accounting impacts of foreign exchange variation, especially those on the Company’s debt, with any disbursements occurring at the maturity of the debt, whose average term is 10 years.

Excluding the effects from foreign exchange variation and monetary restatement on its balance-sheet accounts exposed to foreign currencies, the net financial result in 3Q09 was a net financial expense of R$348 million, up R$122 million compared to 2Q09, mainly due to the recognition of all tax charges related to the unfavorable decision by the Federal Supreme Court (STF) regarding the IPI tax credit process, which totaled R$108 million (additional information in note 18 (i) of the Interim Financial Statements). On the same comparison basis and in relation to 3Q08, the increase was R$ 124 million, due to: (i) the increase in debt cost between the periods; (ii) interest on the receivables-backed investment fund and the provision for the IPI tax credit, as explained above; and (iii) the financial charges built into naphtha purchases abroad during the period.

The table below shows the composition of the net financial result of Braskem consolidated on a quarterly basis and in the first nine months.

__________________________
5 Exchange rate at end of period

(Million of R$)
	3Q09	2Q09	3Q08	9M09	9M08
Financial Expenses	407	1,413	(2,546)	1,583	(2,061)
Interest Expenses	(163)	(153)	(138)	(502)	(372)
Monetary Variation	(55)	(51)	(63)	(149)	(152)
Foreign Exchange Variation	854	1,749	(2,228)	2,715	(1,228)
CPMF/IOF/Income Tax/Banking Expenses	(6)	(10)	(28)	(28)	(51)
Net Interest on Fiscal Provisions	(129)	(31)	(22)	(179)	(65)
Others	(93)	(91)	(68)	(274)	(192)
Financial Revenue	(164)	(221)	939	(356)	620
Interest	36	46	23	144	99
Monetary Variation	11	7	9	46	21
Foreign Exchange Variation	(219)	(287)	898	(569)	481
Net Interest on Fiscal Credits	4	1	2	5	7
Others	4	11	6	17	12

Net Financial Result	243	1,192	(1,608)	1,227	(1,441)

(Million of R$)
	3Q09	2Q09	3Q08	9M09	9M08
Net Financial Result	243	1,192	(1,608)	1,227	(1,441)

Monetary Variation (F/X)	636	1,462	(1,330)	2,147	(748)
Foreign Exchange Variation (MV)	(45)	(43)	(54)	(103)	(131)

Financial Result excluding F/X and MV	(348)	(227)	(224)	(816)	(562)

With the objective of protecting its cash flow and reducing volatility in the financing of its working capital and investment programs, Braskem adopts market and credit risk management procedures in line with its Financial Management Policy and Risk Management Policy. Therefore, in September 2009, the company had three derivative transactions for hedging purposes and with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities being protected. Note that in any given scenario, negative or positive adjustments in derivative positions will be offset by positive or negative adjustments in the protected assets and liabilities.

3.6 Net Income

In 3Q09, Braskem registered net income of R$645 million, versus R$1,156 million in 2Q09. The improved operating results, with EBITDA margin of 20.7% in the quarter, and the impacts on debt from the weaker U.S. dollar were offset by the higher foreign exchange gains registered in 2Q09, when the Brazilian real appreciated by 16%, versus 9% in 3Q09.

Compared to 3Q08, net income increased by R$1,464 million, with this effect once again due to foreign exchange variation.

As a result, net income in the first nine months of the year was R$1.8 billion, R$2.1 billion higher than in the same period of 2008.

3.7 Free Cash Flow

Operating cash flow in 3Q09 was R$452 million, compared with R$891 million in the previous quarter, representing a reduction of R$439 million. The Company's better operating performance did not offset working capital needs, which amounted to R$404 million, which mainly reflected the R$474 million reduction in the Supplier line resulting from the payment flow for naphtha imports in the quarter.

Million of R$	3Q09	2Q09	3Q08	9M09	9M08
Operating Cash Flow	452	891	349	1,508	1,519
Interest Paid	(141)	(142)	(106)	(472)	(388)
Income Tax and Social Contribution	(3)	(10)	(52)	(16)	(96)
Investment Activities	(194)	(145)	(350)	(464)	(1,799)

Free Cash Flow	114	594	(160)	556	(763)

Investment activities in 3Q09 include expenditures with maintenance, as well as investments in projects that assure returns above their cost of capital. Braskem is following a conservative investment policy, concentrating on priority investments that offer high returns.

Year to date, free cash flow was positive R$556 million, compared with negative R$763 million in the same nine-month period of 2008. This increase was chiefly composed of higher disbursements for investments made in 2008, as follows: (i) the final installment of R$638 million for the acquisition of the petrochemical assets of the Ipiranga Group, (ii) the final installment of R$247 million for the acquisition of Politeno, and (iii) the higher disbursements for investment projects begun in 2008, such as the scheduled stoppages at both crackers in 2Q08.

3.8 - Capital Structure and Liquidity

On September 30, 2009, Braskem’s gross debt stood at US$5,536 million, US$113 million higher than at June 30, 2009. Meanwhile, the balance of cash and investments in U.S. dollar increased by the same amount, reaching US$1,775 million.

Accordingly, Braskem consolidated net debt stood at US$3,764 million on September 30, 2009, basically unchanged from the previous quarter.

In Brazilian real, net debt decreased by 9% from R$7,347 million on June 30, 2009 to R$6,687 million on September 30, 2009, reflecting the U.S. dollar depreciation in the period.

With practically 100% of its revenue directly or indirectly pegged to the variation in the U.S. dollar and a large portion of its costs pegged to the same currency as well, the company believes that maintaining a significant portion of its debt also in U.S. dollar creates a “natural hedge”. This policy, combined with the dollar depreciation in the 3Q09, which reduced net debt, and the growth in EBITDA in the last 12 months (R$2.4 billion), led the company's financial leverage, as measured by the Net Debt/EBITDA ratio (LTM), to decline from 3.16x in 2Q09 to 2.74x in 3Q09. In U.S. dollar, the Net Debt/EBITDA ratio went from 3.25x in 2Q09 to 3.21x at the close of September. This indicator was benefitted by the stability in net debt and the increase in EBITDA in the last 12 months.

On September 30, the average term of debt was 9.8 years, practically stable in relation to 2Q09. Meanwhile, the percentage of debt pegged to the U.S. dollar is practically unchanged, from 67% to 65% at the close of 3Q09.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows Braskem’s consolidated amortization schedule on September 30, 2009.

In 3Q09, Braskem once again held a high level of liquidity, maintaining its balance of cash and cash equivalents at R$3.2 billion, effectively guaranteeing the performance of all obligations maturing within the next 24 months.

4. CAPITAL EXPENDITURE:

Maintaining its commitment to capital discipline and making investments with returns above their cost of capital, Braskem advanced on its investment plan, making operational investments totaling R$489 million in the first nine months of the year (does not include capitalized interests).

The highlight was the investments in capacity increase, more specifically the construction of the Green PE plant. By the end of the year, the purchase of equipment ahead of schedule, which reflects the excellent opportunities in the market, could accelerate the disbursements planned for the polymers plant by some R$190 million; however, this should not lead to surpassing the total amount of investment projected by the Company at the start of the year.

The amounts disbursed in the year to date are significantly lower than in the same nine-month period of 2008, when investments totaled R$1.1 billion. The main factor is the lower investment required for replacing equipment and scheduled stoppages, since in the same period of last year major scheduled maintenance stoppages were carried out at the Company’s two petrochemical complexes, as well as investments to conclude Petroquímica Paulínia.

Braskem spent R$94 million on scheduled maintenance stoppages, in keeping with its objective of maintaining its plants operating at high levels of reliability. A maintenance stoppage at one of the aromatics plants at the Camaçari Basic Inputs Unit is scheduled still for this year (in November).

5. OUTLOOK:

Uncertainty persists on the actual scope of the recovery in the global economy. However, signs of improvement in the U.S. economy and the sustainable growth of developing countries, such as China and Brazil, have reduced risk aversion, leading to stronger activity in the capital markets.

For the global petrochemical industry, the third quarter of 2009 was marked by both upward and downward moves in petrochemical prices. The recovery in resin and basic petrochemical prices initiated in June began to suffer downward pressure in mid-September, with seasonal decline in Asian demand and a reduction in naphtha prices, which followed the temporary drop in oil prices in the period.

The scenario for prices in the fourth quarter is still uncertain. Producers should maintain the disciplined balance between supply and demand, controlling the utilization rates of crackers. However, new capacity coming on line in Asia and the Middle East, combined with the recent shift in raw material price trends, should pressure industry profitability. Naphtha prices have begun to rise again, following oil prices, which are influenced by the weakening of the U.S. dollar worldwide and speculation in the financial markets on commodity prices. The price of natural gas has also resumed an upward trend and begun influencing the competitiveness of North American producers.

The materialization of lower prices in the international scenario for the last quarter of the year and the local currency appreciation should pressure prices in the Brazilian market. However, Braskem will seek to preserve the quality of its business through: (i) its productivity and cost-reduction program, (ii) partnerships with clients and the sustainability of the Brazilian petrochemical chain, (iii) analyses of the best opportunities in the export market, and (iv) its conservative policy for maintaining financial health.

Brazilian domestic resins market, which began to recover in March, reached its highest level of demand in 3Q09. Despite the seasonal slowdown in the fourth quarter, demand is expected to remain brisk through November. Other factors that continue to positively impact the market are: (i) the good performance of the food industry and other industries associated with the year-end holiday season, (ii) the construction sector (2010 elections), (iii) the seasonal high period in the agribusiness sector, and (iv) inventory levels in the chain still at levels below those in 2008.

Braskem is concentrating its resources in priority projects that offer high returns and fast payback, while maintaining its solid financial position and capital discipline during these times of uncertainty in the global economy and the beginning of another low cycle in the global petrochemical industry.

Braskem's strategy remains focused on diversifying its energy matrix and boosting its competitiveness through access to competitive raw materials, the installation of the plant to produce green polymers from renewable raw materials and opportunities to acquire or form partnerships to gain access to larger consumer markets, as part of its expansion strategy to become one of the five largest petrochemical companies in the world. Braskem continues to analyze opportunities to acquire assets in North America, where some petrochemical companies are still in fragile financial situations, as well as the opportunity to merge with Quattor with the aim of creating a more competitive national player that is better prepared to compete globally.

Propilsur, the joint venture between Pequiven and Braskem to produce polypropylene, is preparing the complement to the front end engineering design (FEED), updating the project’s cost estimates and concluding negotiations for the EPC agreement with the CNO, Tecnimont and SHAW consortium. Earth-moving works on the site of the Jose Industrial Complex are already 51% complete and, in parallel with the financing structuring process with ECAs and multilaterals, financing alternatives with the development banks BANDES and BNDES are being analyzed. These alternatives will be further advanced over the coming months. The construction of the plants will begin in 2011 and operational startup is expected in 2013. Fixed investment is projected at approximately US$1.2 billion. Polimerica, the joint venture between Pequiven and Braskem to produce polyethylene, is preparing the polyethylene project design packages (PDPs), which follow the execution planning at both Basell and Ineos and are 79% complete. Negotiations were concluded with Technip for the License Agreement, FEED Agreement and EPC Base Conditions for the cracker. These agreements are serving as the basis for discussions with the Technip, JGC and CNO consortium to execute the FEED and EPC phases of the integrated complex, cracker units, polyethylenes and off-sites. Sumitomo was hired as the Project’s financial advisor. Construction of the plants is slated to begin in 2011 and operational startup is expected in 2014. Fixed investment is projected at around US$3.25 billion.

Braskem has resumed studies to expand its PCV-S capacity by 210 kt, with production startup planned for the second half of 2012. Fixed investment is around US$500 million.

Turning to Peru, Braskem, Petrobras and PetroPerú continue to negotiate the renewal of an agreement that will allow for advancing the technical and economical assessment for installing an integrated project for the production of 600 kton to 1,000 kton of polyethylene using the natural gas available in Peru as feedstock. The implementation of this project could give Braskem a position in the largest integrated complex on the Pacific coast, which is fully aligned with the Company's strategy of expanding internationally and growing and consolidating its operations in the region.

The construction timetable for the Green Ethylene plant, which was approved by the Board of Directors in December 2008, continues to advance, with over 60% of the construction services already concluded. Braskem is currently in the process of formalizing the ethanol contracts for the supply of approximately 70% of the ethanol volume required for running at full capacity the green ethylene (Green PE) plant at the Triunfo Petrochemical Complex, assuring the plant's startup by the end of 2010.

Management remains committed to making Braskem a leading global petrochemical company. Brazil’s macroeconomic situation and financial solidity continue to represent a competitive advantage in the global market. Braskem reaffirms its commitment to sustainable growth and development, acting proactively to pursue better opportunities, seeking to create value for shareholders and increase competitiveness throughout the entire petrochemical and plastics production chain.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and the third-largest Brazilian industrial company owned by the private sector. The company operates 18 industrial plants across Brazil and has annual production capacity of 11 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I
Consolidated Income Statement
(R$ million)

Income Statement	3Q09 (A)	2Q09 (B)	3Q08 (C)	Change (%) (A)/(B)	Change (%) (A)/(C)	9M09 (D)	9M08 (E)	Change (%) (D)/(E)
Gross Revenue	5,164	4,753	6,419	9	(20)	14,076	18,121	(22)
Net Revenue	4,047	3,688	5,094	10	(21)	10,995	14,268	(23)
Cost of Good Sold	(3,076)	(3,047)	(4,280)	1	(28)	(8,985)	(12,063)	(26)
Gross Profit	971	641	814	52	19	2,010	2,206	(9)
Selling Expenses	(134)	(134)	(131)	0	2	(394)	(362)	9
General and Administrative Expenses	(159)	(153)	(178)	3	(11)	(427)	(525)	(19)
Depreciation and Amortization [1]	(29)	(27)	(144)	7	(80)	(78)	(428)	(82)
Other operating income (expenses)	(26)	18	27	-	-	106	50	112
Investment in Associating Companies	1	(2)	(13)	-	-	(9)	(62)	(85)
Operating profit before financial result	625	343	375	82	67	1,208	879	38
Net financial result	243	1,192	(1,613)	(80)	-	1,227	(1,446)	-
Operating profit (loss)	868	1,535	(1,237)	(43)	-	2,436	(567)	-
Other non-operating revenue (expenses)	(15)	(0)	(67)	-	(78)	(16)	55	-
Profit (loss) before income tax and social contribution	853	1,535	(1,305)	(44)	-	2,420	(512)	-
Income tax / social contribution	(208)	(379)	492	(45)	-	(610)	251	-
Profit Sharing	-	-	(6)	-	-	-	(19)	-
Profit (loss) before minority interest	645	1,156	(819)	(44)	-	1,810	(280)	-
Minority Interest	-	-	(0)	-	-	-	(39)	-
Net profit / Loss	645	1,156	(819)	(44)	-	1,810	(319)	-

Earnings (loss) per share (EPS)	1.24	2.22	(1.56)	(44)	-	3.48	(0.61)	-

EBITDA	838	566	726	48	15	1,861	1,909	(2)
EBITDA Margin	20.7%	15.3%	14.2%	5.4 p.p.	6.5 p.p.	16.9%	13.4%	3.5 p.p.
-Depreciacion and Amortization [1]	214	221	338	(3)	(37)	643	968	(34)
• Cost	185	194	194	(4)	(4)	565	540	5
• Expense	29	27	144	7	(80)	78	428	(82)

1 In accordance with Law 11,638, the goodwill based on “future profitability” is no longer amortized, with the respective recoverable amounts tested on an annual basis.

 EXHIBIT II
Consolidated Balance Sheet
(R$ million)

ASSETS	09/30/2009	06/30/2009	Change (%)
	(A)	(B)	(A)/(B)
Current	7,013	7,141	(2)
• Cash and Cash Equivalents	3,138	3,225	(3)
• Accounts Receivable	1,217	1,236	(2)
• Inventories	2,004	2,032	(1)
• Recoverable Taxes	407	405	1
• Prepaid Expenses	36	52	(32)
• Others	210	191	10
Non Current	15,060	15,086	(0)
• Long-Term Assets
• Related Parties	49	58	(16)
• Compulsory Deposits and Escrow accounts	160	136	17
• Deferred income tax and social contribution	636	637	(0)
• Recoverable Taxes	1,410	1,418	(1)
• Others	170	180	(6)
• Investments	39	38	2
• Fixed Assets and Intangible	12,502	12,520	(0)
• Deferred	94	98	(4)

Total Assets	22,073	22,227	(1)

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2009	06/30/2009	Change (%)
	(A)	(B)	(A)/(B)
Current	6,020	6,551	(8)
• Suppliers	3,702	4,181	(11)
• Financing	1,672	1,851	(10)
• Hedge Operations	46	42	9
• Salaries and payroll charges	225	173	30
• Dividends and Interest on Equity	4	4	(15)
• Taxes payable	158	115	37
• Advances from Customers	74	57	31
• Others	140	128	9
Non Current	10,427	10,678	(2)
Long-Term Liabilities
• Financing	8,172	8,732	(6)
• Hedge Operations	50	36	40
• Deferred income tax and social contribution	550	388	42
• Taxes Payable	1,406	1,269	11
• Others	248	254	(2)
Shareholders' Equity	5,626	4,998	13
• Capital	5,473	5,473	-
• Capital Reserves	429	429	-
• Treasury Shares	(12)	(12)	-
• Adjustment of Asset Evaluation (Law 11.638/07)	(75)	(57)	31
• Retained Earnings (Losses)	(189)	(834)	(77)

Total Liabilities and Shareholders' Equity	22,073	22,227	(1)

EXHIBIT III
Cash Flow Statement
(R$ million)

Cash Flow	3Q09	2Q09	3Q08	9M09	9M08
Profit (loss) before income tax and social contribution	853	1,535	(1,316)	2,420	(585)
Expenses (Revenues) not affecting Cash	4	(877)	1,870	(603)	1,878
Depreciation and amortization	214	220	338	643	968
Equity Result	(1)	3	19	9	68
Interest, Monetary and Exchange Restatement, Net	(210)	(1,102)	1,312	(1,163)	969
Minority Interest	0	0	0	0	39
Others	1	1	201	(92)	(166)
Adjusted Profit (loss) before cash financial effects	857	657	554	1,817	1,293
Asset and Liabilities Variation, Current and Long Term	(404)	234	(205)	(310)	226
Asset Reductions (Additions)	48	516	(496)	877	(732)

Marketable Securities	(9)	(16)	(89)	(26)	215
Account Receivable	26	182	(17)	(156)	(349)
Recoverable Taxes	12	88	(223)	127	(370)
Inventories	26	261	(125)	1,002	(484)
Advances Expenses	17	26	14	31	54
Dividends Received	0	0	(3)	0	4
Other Account Receivables	(24)	(25)	(54)	(101)	199
Increase (Decrease) in Liabilities	(452)	(282)	291	(1,187)	958

Suppliers	(474)	(241)	223	(1,208)	893
Advances from Customers	17	(33)	(27)	25	12
Fiscal Incentives	(0)	1	(14)	(5)	(1)
Taxes and Contributions	(31)	16	79	(5)	92
Others	36	(26)	31	6	(38)
Operating Cash flow	452	891	349	1,508	1,519
Interest Paid	(141)	(142)	(106)	(472)	(388)
Income Tax and Social Contribution	(3)	(10)	(52)	(16)	(96)
Accounting cash generation	308	739	190	1,020	1,035
Investment Activities	(194)	(145)	(350)	(464)	(1,799)
Fixed Assets Sale	1	0	(3)	3	250
Investment	0	(1)	(27)	(6)	(664)
Fixed Assets	(187)	(97)	(321)	(402)	(1,117)
Deferred Assets	0	(0)	(18)	0	(37)
Intangible Assets	(8)	(48)	(19)	(59)	(299)
Cash effects from Incorporated Companies	0	0	38	0	67
Financing Activities	(179)	(314)	205	(303)	726
Inflows	565	589	2,542	2,182	6,266
Amortization	(745)	(894)	(2,256)	(2,483)	(5,108)
Share Buy-Back	-	-	(108)	0	(161)
Dividends and Interest on Equity	(0)	(9)	(0)	(9)	(301)
Others	2	0	27	7	31

Cash and Cash Equivalents Increase (Reduction)	(64)	279	45	253	(37)
Cash and Cash Equivalents at the beginning of the period	2,938	2,659	1,808	2,620	1,890
Cash and Cash Equivalents at the end of the period	2,874	2,938	1,853	2,874	1,853

EXHIBIT IV
Consolidated Production Volume

PRODUCTION

tons	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09
Polymers Unit
• PE´s - Polyethylene	435,568	362,885	466,590	321,920	357,694	459,500	471,434
• PP - Polypropylene	175,991	163,432	210,572	181,511	178,877	227,733	257,904
• PVC - Polyvinyl Chloride	130,023	129,916	139,518	122,984	99,103	120,260	127,963
• Caustic Soda	120,228	113,838	125,855	119,713	116,374	110,430	108,367
• EDC	40,103	15,795	41,822	16,346	40,103	30,687	11,276
• Chlorine	15,047	12,907	14,849	14,304	14,130	14,252	10,292
Basic Petrochemicals
• Ethylene	586,278	461,410	605,771	463,465	454,369	588,998	620,193
• Propylene	288,473	224,645	307,622	211,636	216,137	297,865	315,866
• Benzene	173,943	137,215	171,782	145,730	129,037	165,770	187,051
• Butadiene	63,147	48,361	68,653	50,639	36,311	66,375	70,294
• Toluene	7,000	12,007	7,190	3,597	25,335	25,191	26,870
• Fuel (m3 )	171,437	130,149	146,677	141,682	116,052	150,551	160,617
• Paraxylene	32,132	24,263	37,742	35,094	37,349	41,699	41,579
• Ortoxylene	15,891	10,134	17,755	13,626	12,053	14,896	15,022
• Isoprene	5,176	4,487	4,758	4,483	2,743	4,757	5,630
• Butene 1	22,961	20,747	22,481	16,625	15,201	20,227	19,118
• MTBE	30,689	25,336	32,599	24,184	23,794	23,861	-
• ETBE	40,814	30,056	42,947	31,803	23,855	49,335	83,142
• Mixed Xylene	22,934	16,303	20,884	19,926	16,270	14,237	19,182
• Caprolactam	11,871	11,372	10,658	3,194	1,247	-	-

EXHIBIT
Consolidated Sales Volume
Domestic Market

DOMESTIC MARKET - Sales Volume

tons	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09

Polymers Unit
• PE´s - Polyethylene	273,028	313,233	271,981	225,490	231,520	267,724	275,205
• PP - Polypropylene	148,452	182,065	172,316	140,038	135,002	174,618	201,607
• PVC - Polyvinyl Chloride	115,780	124,352	141,888	114,247	76,997	119,514	139,826
• PET	9,851	10,418	11,624	11,997	11,745	6,280	13
• Caustic Soda	107,999	124,947	116,908	111,861	96,027	91,914	91,902
• EDC	15,084	12,093	7,044	-	-	-	-
• Chlorine	14,800	13,139	14,879	15,015	12,636	12,145	10,547

Basic Petrochemicals Unit
• Ethylene	71,719	51,886	67,655	61,242	56,081	72,677	78,437
• Propylene	96,608	92,461	102,819	57,124	78,650	92,068	101,566
• Benzene	57,595	67,534	63,553	50,730	74,780	105,316	81,963
• Butadiene	55,641	45,075	55,395	47,534	13,583	45,543	51,003
• Toluene	9,371	10,629	10,583	6,004	16,092	16,512	21,614
• Fuel (m3 )	134,747	125,790	112,931	129,237	105,435	145,619	128,937
• Paraxylene	-	-	-	-	-	-	-
• Ortoxylene	16,985	10,891	16,984	11,429	13,913	15,899	14,215
• Isoprene	2,949	2,166	3,278	2,970	1,611	2,200	2,160
• Butene 1	6,771	5,380	7,209	367	2,208	1,456	905
• MTBE	33	11	33	49	-	80	-
• ETBE	23	-	-	-	-	-	-
• Mixed Xylene	13,354	11,313	10,213	12,133	10,422	8,730	9,427
• Caprolactam	3,870	4,508	4,919	3,104	2,788	3,139	3,090

EXHIBIT VI
Consolidated Sales Volume
Export Market

EXPORT MARKET - Sales Volume

tons	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09

Polymers Unit
• PE´s - Polyethylene	112,137	135,487	136,055	89,977	167,666	207,424	170,270
• PP - Polypropylene	22,684	16,912	30,328	29,471	67,924	49,912	56,509
• PVC - Polyvinyl Chloride	5,642	5,217	5,466	2,150	25,813	14,000	300
• PET	-	2,775	725	-	275	14,549	-
• Caustic Soda	-	-	-	19,443	-	7,480	-
• EDC	10,059	-	37,153	12,601	38,601	39,697	13,000
• Chlorine	-	-	-	-	-	-	-

Basic Petrochemicals Unit
• Ethylene	-	-	-	-	-	-	-
• Propylene	-	-	-	21,632	16,895	47,898	33,577
• Benzene	82,109	64,144	88,044	80,288	57,585	51,440	97,434
• Butadiene	9,017	5,922	7,577	4,515	20,292	22,946	21,618
• Toluene	-	-	4,199	-	13,364	9,064	7,568
• Fuel (m3 )	16,829	16,586	30,927	15,367	6,989	20,054	25,479
• Paraxylene	31,017	24,699	36,339	39,280	36,101	46,948	36,439
• Ortoxylene	-	-	-	-	-	-	-
• Isoprene	1,680	3,346	1,607	1,628	840	2,518	3,355
• Butene 1	5,384	13,404	7,544	10,272	5,920	7,858	9,520
• MTBE	26,312	27,667	23,919	23,886	18,691	31,949	764
• ETBE	33,263	35,332	28,389	44,050	23,223	46,139	70,793
• Mixed Xylene	3,219	3,028	9,302	6,796	4,883	4,226	14,713
• Caprolactam	7,429	8,207	4,573	48	72	1,056	-

 EXHIBIT VII
Consolidated Net Revenue
Domestic Market

DOMESTIC MARKET - Net Revenue

Million of R$	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09

Polymers Unit
• PE / PP / PVC	1,850	2,048	2,075	1,682	1,259	1,475	1,728
• Others	146	167	189	235	207	120	57
Basic Petrochemical Unit
• Ethylene / Propylene	370	329	419	319	205	264	328
• BTX	156	181	193	139	109	166	194
• Others	813	737	803	689	373	387	505

Condensate Resale	210	161	-	93	206	61	49
Ipiranga Química	93	108	122	148	100	90	105

Total	3,637	3,731	3,800	3,306	2,459	2,563	2,967

Export Market

EXPORT MARKET - Net Revenue

Million of R$	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09

Polymers Unit
• PE / PP / PVC	392	360	494	339	512	532	499
• Others	6	7	24	25	9	54	10
Basic Petrochemical Unit
• Ethylene / Propylene	0	-	-	20	16	55	58
• BTX	207	177	276	144	112	163	228
• Others	297	347	367	322	84	289	239

Condensate Resale	-	-	132	59	67	32	46
Ipiranga Química	7	7	0	59	-	-	-

Total	909	898	1,294	967	801	1,125	1,080

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.